Filed Pursuant to Rule 433
Registration Statement No. 333-110318
June 7, 2006

American General Finance Corporation Medium-Term Notes, Series I Due Nine Months or More From Date of Issue
Issuer:	American General Finance Corporation
Issue of Securities:	5.85% Medium Term Notes, Series I, due June 1, 2013
Principal Amount:	US$500mm
Interest Rate:	5.85%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2006
Spread to Treasury:	UST 3.625% due May 2013 + 89bps
Stated Maturity:	June 1, 2013
Public Offering Price:	99.793
Agents’ Discount or Commission:	0.40%
Net Proceeds to Issuer:	99.393
Redemption Provisions:	None
Authorized Denominations:	$5,000 x $1,000
Original Issue Date (Settlement Date):	June 12, 2006
CUSIP:	02635PTD5
Agents :	Credit Suisse Securities (USA) LLC	(27.5%)
HSBC Securities (USA) Inc.	(27.5%)
LaSalle Financial Services, Inc.	(27.5%)
BNY Capital Markets, Inc.	(4.375%)
Greenwich Capital Markets, Inc.	(4.375%)
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	(4.375%)
Mitsubishi UFJ Securities International plc	(4.375%)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

Prospectus Supplement, dated March 26, 2004, and Prospectus, dated December 3, 2003